# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

Name of issuer: **TGK Entertainment, Inc.**

Legal status of issuer
Form: **Corporation**
Jurisdiction of Incorporation/Organization: **South Carolina**
Date of organization: **April 5, 2022**
Physical address of issuer:
**205 Sandcroft Lane**
**Myrtle Beach, SC 29588**

Website of issuer: www.thegermanking.com
Is there a co-issuer? **No**
Name of intermediary through which the Offering will be conducted: **VAS Portal, LLC**
CIK number of intermediary: **0001749383**
SEC file number of intermediary: **007-00165**
CRD number, if applicable, of intermediary: **298941**
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

**6% of the amount actually raised to be paid in cash.**

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

**None**

Type of security offered: **Non-Voting CF Preferred Stock**

Target number of securities to be offered: **190,000 shares**
Price (or method for determining price): **$2.00 per share**
Target offering amount: **$380,000**
Oversubscriptions accepted:
X Yes No

Oversubscriptions will be allocated:

☐ Pro-rata basis

X First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): **$4,800,000**
Deadline to reach the target offering amount: July 13, 2023
**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: 2

| | Fiscal year-end | Prior Fiscal year-end |
|---|---|---|
| **Total Assets** | 0 | 0 |
| **Cash & Cash Equivalents** | 0 | 0 |
| **Accounts Receivable** | 0 | 0 |
| **Debt** | $229,177 | 0 |
| **Revenues/Sales** | 0 | 0 |
| **Cost of Goods Sold** | 0 | 0 |
| **Taxes Paid** | 0 | N/A |
| **Net Income** | 0 | 0 |

The jurisdictions in which the issuer intends to offer the Securities:
AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

## Investment Incentives

Invest $250 or more
BTS Photo Album
Exclusive access to behind-the-scenes (BTS) digital photo album - regularly updated as we embark on our journey of filming the first season of the series.

Invest $500 or more
Early Access to Season 1 Episodes
See the season 1 episodes before they're available to the public (includes previous perks).

Invest $1,000 or more
Name in the Credits
Your name listed in the credits of season 1 as an investor (plus all previous perks).

Invest $3,000 or more
Get a signed season 1 Poster and merchandise from the show. (Plus all previous perks).

Invest $5,000 or more
VIP Virtual Meet & Greet
Hop on a video call with Creator/Director, Adetokumboh M'Cormack. Ask him anything about The German King creative process. (plus all previous perks).

Invest $10,000 or more
Be an Extra
You can be on screen in the background of Season 1 as an extra in the series in either of our African or European locations. We'll update you with filming times, locations, and availability as soon as details are finalized. Remember, you have the full responsibility of travel and lodging to get to the location (plus all previous perks).

Invest $15,000 or more
VIP Guest on the Red Carpet
Be our VIP Guest at the red carpet premiere of the first episode of season 1. Meet key talent and crewmembers, take photos on the red carpet, and feel the excitement of being in the first group to see season 1 come to life. Remember, you have the full responsibility of travel and lodging to get to the premiere (plus all previous perks).

Invest $25,000 or more
Exclusive 1-Day Full Access to the Live Set of The German King
Spend a day seeing movie magic happen on a real set as The German King is filmed right in front of you in either one of our spectacular African or European locations. We'll give times and locations for the possible dates when the details become available. You'll be given tours of set pieces, see the inner workings of props and wardrobe, have lunch with the cast and crew, and be able to see all the amazing pieces come together in front of you. Remember, you have the full responsibility of travel and lodging to get to the filming location (plus all previous perks, including a separate day of being an extra).

Invest $50,000 or more
VIP Investor's Lunch
You and a guest are invited to an exclusive Investor's lunch with the Creator/Director, Adetokumboh M'Cormack and key members of The German King team. We'll give times and locations for the possible dates when the details are available. Remember, you have the full responsibility of travel and lodging (plus all previous perks).

Invest $100,000 or more
Associate Producer
Receive an Associate Producer Credit for the first season that will be included in listings on IMDB. Receive a copy of the episode 1 script signed by Adetokumboh M’Cormack, at least one of the producers, and one of the main actors after the episode airs (plus all previous perks).

Invest $250,000 or more
Co-Executive Producer
Receive a co-executive producer credit for the first season that will be included in listings on IMDB. Includes all previous perks (except the associate producer credit).

# OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer: **TGK Entertainment, Inc.**

## ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
    - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
    - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

| Director: | Principal Occupation: |
|---|---|
| **Adetokumboh M'Cormack** | See below for employment information. |
| **Chris Freeman** | See below for employment information. |

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

| Officer: | Position: | Dates of Service: | Responsibilities: |
|---|---|---|---|
| **Adetokumboh M'Cormack** | Chief Executive Officer | 4/6/2022 | Developing, writing, producing The German King Series. |

List any other employers, titles and dates of positions held during the past three years with an indication of job responsibilities:

**Employer: Netflix**

**Employer's Principal Business: Film and Television Entertainment**

**Title: Actor**

**Dates of Service: 2017 to Present**

**Responsibilities: Acting in feature films and television series.**

**Employer: Self Employed**

**Employer's Principal Business: Film and Video Production**

**Title: Producer/Writer/Director**

**Dates of Service: 2016 to present**

**Responsibilities: Producing, writing, acquiring, and developing creative content including feature films and television series.**

Adetokumboh "Ade" M'Cormack is an award-winning actor and filmmaker originally from Sierra Leone and lived in Nigeria and Kenya before moving to the United States. He graduated magna cum laude with a BFA in Acting from the Conservatory of Theatre Arts & Film at SUNY Purchase. His acting credits include the Oscar-nominated film Blood Diamond, Battle: Los Angeles, and Captain America: Winter Soldier. M'Cormack voices "Isaac" in the hit Netflix animated series, Castlevania for which he received two Voice Arts Award Nominations. He also won the Best Actor Award at The Oregon Cinema Arts Film Festival for his portrayal of Henry "Box" Brown, in the film "Boxed". M'Cormack has also starred in The Chosen, Blood of Zeus, NCIS, Lost, 24, Gilmore Girls and Heroes.

With a passion to tell diverse stories that shine a light on the underrepresented, M'Cormack wrote, directed and produced his first short film, Irish Goodbye about a Syrian refugee fleeing persecution. The film screened at Cannes, won numerous best of festival awards and can currently be seen on Amazon Prime Video. His second short, The German King, (executive produced by NCIS star Pauley Perrette) also screened at Cannes, qualified for Academy Award consideration and earned M'Cormack a Best Actor Award at the Rhode Island International Film Festival.

| **Officer:** | **Position:** | **Dates of Service:** | **Responsibilities:** |
|---|---|---|---|
| **Chris Freeman** | Chief Financial Officer | 4/6/22-present | Developing, writing, and producing The German King Series. |

List any other employers, titles and dates of positions held during the past three years with an indication of job responsibilities:

**Employer: Columbus College of Art and Design**

**Employer's Principal Business: Education**

**Title: Adjunct Professor**

**Dates of Service: 8/21/2020-5/12/2023**

**Responsibilities: Educating, training, and assisting students of the arts in developing, planning, scheduling, producing, writing, and directing film projects and long form visual media.**

**Employer: Buzzing Fly Films LLC**
**Employer's Principal Business: Film and Television Production**
**Title: Manager**
**Dates of Service: 3/13/2019- present**
**Responsibilities: Developing, writing, planning, producing, and directing film, tv and media content.**

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Adetokumboh M'Cormack | 3,500,000 shares of Common Stock | 70% |
| Chris Freeman | 1,500,000 shares of Common Stock | 30% |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer:

TGK Entertainment, Inc. is an American based production company created with the intended purpose of filming and releasing a multi-season television series about the scramble for Africa leading up to WWI. It is our intention to film the series in the U.S. and abroad (Africa & Europe) as safety and funding dictates.

Our objective is to make The German King a multi-season TV series. Set during The Scramble For Africa leading up to the First World War, The German King is inspired by the true story of Rudolf Douala Manga Bell; a German-raised African prince who becomes king after his father's death.

Estranged from his homeland, Rudolf returns to Cameroon only to find oppression, grief, and death. Confronted with injustice and compelled to act, Rudolf leads a rebellion against Kaiser Wilhelm II, a man Rudolf once counted as a brother. This is a moving series about one of Africa's greatest forgotten heroes. Our vision is to tell Rudolf's story in such a way as to reclaim and immortalize a royal heritage of bravery, nobility, and love.

Part Black Panther, part 1917, part The Crown, we believe The German King offers viewers a previously unseen view of African valor. Steeped in the dramatic history of the European conquest of Africa, The German King is the powerful story of one man's heroic defense of the Cameroonian people against all odds. The series will also feature other heroic figures from Africa as well as the African diaspora.

The Series will be produced by Adetokumboh M'Cormack and Chris Freeman. We anticipate the Series being a multi-season historical drama genre infused with magical realism, filmed in part in Europe and Africa. The production budget for the first season is anticipated to be $6,700,000. If the first season is a success, the Company may reinvest some or all of the proceeds into producing subsequent seasons. Preproduction is expected to begin immediately upon our Company's receipt of funds raised from this Regulation Crowdfunding offering and other fundraising sources sufficient to cover the production costs of the first episode of the Series. We anticipate that principal photography will take place within six months of beginning preproduction; and we expect postproduction to last approximately four months beginning immediately after completion of principal photography. We believe that the first episode of the Series will be completed in its final form, including music and color timing, within twelve months of the commencement of preproduction. We anticipate that the Series will receive a TV-14 rating. We have partnered with Harmon Brothers, LLC for marketing and Angel Studios, Inc. for distribution. As part of the compensation for services performed by Harmon Brothers, LLC and Angel Studios, Inc., each will receive 50,000 shares of CF Stock at the Closing of the Offering.

**Competitors.**

We believe *The German King* to be very unique, and will be the first its kind to view the story of Rudolf Douala Manga Bell and the "Scramble for Africa" through a lens that we don't typically see. Similar shows often tell the victors or colonizers perspective. Although we intend to feature the imperialists point of view in our show, we also intend to dive into certain characters' motivations that are not typically shown on TV and explore story points that are not covered in history books. On the whole, our show will demonstrate that on both sides of history things were not just black and white, they were much more nuanced. A show we feel is similar that has attained great success on television right now would be Netflix's The Crown. However, our show intends to feature more diversity and show the perspective of the Africans and the colonies. We also intend for it to show the perspective of the everyday person who is just trying to work hard in order to become successful. With Netflix's The Crown entering its final season, there is huge demand for similar content. *The German King* also shares similarities with shows like The Expanse and Game of Thrones, but unlike a show about space colonization or mythical dragons, our show will offer the same intrigue, mystery, suspense, betrayal, awe-inspiring set pieces, and incredible battles, but set in the real world and inspired by actual events. Similar to Bridgerton, we intent to have a diverse cast in a period piece, but we intend for our show to be even more diverse. Another way our show will stand out is the fact that we aim to make it a little more family friendly and will not feature nudity likely the aforementioned shows. We feel these strategies remove a great deal of our competitors from the equation and allow us to embrace the audience that hungers for content like Black Panther, The Crown, Bridgerton, and the like.

**Audience.**

The German King series aims to engage a diverse and broad customer base. We expect a large part of the audience will comprise of people who are interested in World History and African History, particularly the "Scramble for Africa" which occurred in the late 1800's leading up to the First World War. We anticipate that Cameroonians will love this story since it is primarily about the Douala People of Cameroon. And we believe German and British people, frankly all Europeans, will watch the show to see how their history was intertwined with the main story line of Rudolf Douala Manga Bell. We think that Africans and Africans in the diaspora will also love the story since it gives them a chance to learn about period in history not many people know much about, and the fact that we feature Africans in positive, empowering, non-stereotypical roles as kings, queens and mighty warriors. Because of the epic fight scenes we think that men of all ages and particularly people in the military will really respond to it. We will be doing target ads on social media - Facebook and Instagram, to reach people in the demographics mentioned above. And we will especially target audiences who like similar films and shows, such as Black Panther, The Woman King, Braveheart, The Crown and Bridgerton.

**Intellectual Property.**

The intellectual property ("IP") for *The German King* short film belongs exclusively to TGK Entertainment through an exclusive license. We have agreements in place that we believe grant us the exclusive rights to adapt The German King short film for television and digital platforms. The Company has entered an exclusive distribution agreement with Angel Studios, giving them all rights to distribute any content produced by the Company.

As a black, African actor, I felt many of the roles available for people like me were one dimensional, totally lacking nuance and depth. I felt that in order to change the narrative, it was imperative to write, direct, produce and star in a film that showed the world a different side of Africa and Africans in the diaspora. I needed to find a character that could be seen as a hero and one that the public didn't know anything about. I set about searching the internet for "African heroes" and came across the name King Rudolf Douala Manga Bell. I read all the public domain information that was available and then used my own personal experience as a multi-cultural African man growing up in a colonial environment, to craft the script of The German King. Growing up in Kenya, I attended a private, British school, which didn't really teach us anything about our own history, culture, language or heritage. Africa was presented as a primitive, "dark continent" and we were taught that its "discovery" and invasion by Europeans was what modernized the continent. We learned all about the positive effects of colonialism, but not about the millions of Africans who died fighting for their freedom. As I learned more about Rudolf's story and all the unknown African heroes who battled imperialism, I kept thinking how inspiring his story was. I wished my thirteen year old self knew that heroes like this existed. Perhaps my younger self would walk with his head held a little higher, be more proud of his dark skin, and have more respect for his ancestors who literally gave their lives for the freedoms that we have today. So I wrote *The German King* and subsequent series as a letter to my younger self. It is also why there is a literal letter which King Rudolf's son, Alexandre, reads at the end of the short film.

# RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**
**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

*Offering Price Arbitrarily Determined*. Any pre-money valuation or Securities share price contemplated in this Subscription Agreement was arbitrarily determined by the Company and should not be considered as a representation of the actual value of the Company, nor that the Investor will be able to sell any such shares at any particular price.
*Company May Not Have Sufficient Cash Flow to Make Dividend Distributions to its Shareholders*. There is no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make dividend distributions to its shareholders, nor is there a guaranty as to the timing or amounts of distributions, if any such distributions are made.
*Company May Require Additional Capital to Support Business Growth*. The Company may require additional capital to support business growth or in response to unexpected challenges and accordingly may need to engage in subsequent equity or debt financing to secure additional funds.
*The Company's assumptions concerning future operations may not be realized*. The Company's goal is to produce a commercially profitable tv show using a production budget as set forth in the Offering Documents. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumption and events over which the Company has only partial or no control. While Issuer's management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue the Issuer could generate will vary greatly based on factors that Issuer cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.
*Management will have broad discretion as to the use of the proceeds from the offering.* The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing *The German King*. Investors will be relying on the

judgment of the Company's management regarding the use of the proceeds for the purpose of producing *The German King*.

*The Company is a newly formed company and has no history upon which the Investors can evaluate the Company.* The Company was recently formed for the purpose of developing, filming, producing, and distributing *The German King*. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of the Securities to fund development and production of *The German King*. If and when production of the show commences, no assurance can be given that *The German King* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a show, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

*The Company's success depends on the successful production and distribution of a single show and the Company is unable to diversify its investment to reduce its risk of failure. The German King* will be the only show that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce, and make arrangements for the distribution of *The German King*. Because the Company will have only one asset, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion, and distribution of *The German King* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including without limitation, public taste, competition with other shows and/or movies, advertising costs, uncertainty with respect to release date, and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *The German King*. Failure to develop, produce, distribute, or realize any such revenues will have a material adverse effect on the Company's business, operating results, and financial condition.

*Because the entertainment business is highly speculative, the Company may never achieve profitability*. The entertainment industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any show since the revenues derived from the production and distribution of a show primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a show also depends on the quality and acceptance of competing shows and film released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The Company has no control over what other shows or films or content is released at the same time as the Company's content and thus cannot know, but it is always possible, that another company's content may be more desirable and make the Company unsuccessful in competing in the market. No assurance can be given that *The German King* will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view *The German King*. Accordingly, there is substantial risk that *The German King* will not be commercially successful, in which case the Company may be

unable to recoup costs associated with its production or realize revenues or profits from the sale of *The German King*.

*Technological advances may reduce demand for shows.* The entertainment industry in general, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a show.

*The German King will be subject to the risks associated with the production and distribution of a show.* Although the production of a proof of concept of *The German King* was completed, the Company cannot guarantee that production of the show will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price. It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of production of *The German King.*

*The German King has entered into a Distribution Agreement with Angel Studios.* The Company's goal, while not guaranteed, is for the show to be distributed through other platforms as well, including but not limited to, online video streaming services, television and home video. Distribution channels and methods can also fall out of grace with users/viewers and the Company may not be able to adapt quickly enough to keep momentum form the adoption of viewers of the Company's content.

*The German King may not succeed if it receives unfavorable reviews.* The financial success of a show, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *The German King*. To the extent that *The German King* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

*The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.* If the Company is not able to retain the services of key personnel retained by management, there will be a materially adverse effect on the Company. If any one of the these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer shares in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. *The German King's* production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of *The German King* and cause delays, all of which may increase the cost of production of *The German King* and decrease the likelihood of being able to complete *The German King*, which would have an adverse effect on the Company's business and prospects. The inability to secure firm commitments could also impact the quality and appeal of our series. For example, if we cannot secure the desired actors or other key service providers, we may need to compromise on our vision for *The German King* series. Similarly, if we cannot secure distribution commitments, our reach and visibility to potential viewers may be limited.

ACTORS INVOLVED IN ANY PROMOTION OF THE OFFERING HAVE NOT BEEN FORMALLY ENGAGED BY THE COMPANY AND INVESTORS SHOULD NOT MAKE AN INVESTMENT ON THE EXPECTATION THAT ANY ACTOR WILL PARTICIPATE IN THE COMPANY'S PRODUCTION OF THE GERMAN KING IN ANY WAY. THE ABILITY OF THE COMPANY TO ATTRACT CERTAIN ACTORS MAY NOT BE GUARANTEED.

*Most of the Company's competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience.* The Company is a very small and unproven entity as compared to its competitors. The Company will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on Company's business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. The Company will principally depend on the business contacts of the Company's executive officers. There are no assurances that the Company's approach will be successful.

*The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."* Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows Company to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read the Offering Documents thoroughly and rely only on the information provided therein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters" or may no longer be materially accurate.

*Company may not generate sufficient cash flow to make distributions to Investors.* There is no assurance that The Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to Investors. Even if the Company makes distributions, there can be no assurance concerning the timing or amounts of the distributions. Investor may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each Investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

*Investors will own non-voting shares and will have no ability to control or influence the business decisions of the Company*. Investors in the Offering will obtain non-voting shares and will not be entitled to vote on any Company matters. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

*Company will be required to raise additional capital to fully fund our business plan and expand our operations.* Currently, the Company has no revenue-generating activities. The purpose of this offering is to raise an initial $4,800,000 towards a total expected production budget for the initial

season of $6,700,000. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised in this Offering, the Company will need to raise additional funds to finalize the full production of *The German King*. The Company may seek to sell common or other preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing in order to fund the development of *The German King*. The Company may also consider raising additional capital in the future to expand its business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

*Additional capital may not be available at such times or in amounts as needed by Company*. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which Company may enter could be dilutive to our then existing shareholders. Any future financing into which Company obtain may impose covenants upon the Company that restrict its operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity capital that the Company raises may contain terms that are not favorable to its shareholders. If the Company raises additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to Company scripts and manuscripts, or grant licenses on terms that are not favorable to the Company. If access to sufficient capital is not available as and when needed, the Company's business will be materially impaired and it may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or it may be required to significantly reduce expenses, sell certain assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all assets.

*There is no public market for the Securities and the Securities are subject to certain restrictions on transfer.* Investors should regard the Securities as an illiquid investment. No public market for the Securities currently exists, nor is one likely to develop in the near future. Any resale of the Securities may require the transferor to register the transferred securities under applicable state and federal securities laws, or find an exemption therefrom, and may be further restricted by the Offering Documents. Generally, the Securities may not be transferred by Investor except under very specific and limited circumstances or with the consent of the Company. A public market for the Securities may never exist.

*There is no guarantee of return on investment.* There is no assurance that Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Offering Documents carefully and should consult with its own attorney and investment advisors prior to making any investment decision.

*Difficulty in Obtaining Capital.* The Company may encounter difficulties in obtaining capital from external sources. Our lack of revenues from sales, combined with the inherent risks associated with our company and present and future market conditions, may make it challenging to raise the funds we need to execute our business strategy and conduct our operations. If we are unable to secure adequate funds, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts, which could materially harm our business, financial condition, and results of operations.

*Insufficient Funds to Sustain Current Business Plan.* While we are attempting to raise capital through this offering, the amount we are seeking may not be enough to sustain our current business plan. We may need to produce additional funds to achieve our near and long-term goals.

If we are unable to raise sufficient capital in the future, our operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

*Production Plans and Capital Reinvestment Risks.* The Company plans to produce multiple seasons of *The German King*, and it expects that it will be necessary to reinvest much, if not all, of the profits into the production and marketing of subsequent seasons. These further subject the Company's capital to market risk, and there is no guarantee that the Company will be able to generate sufficient revenues or become profitable.

Investors should be aware that the Company's production plans for *The German King* may require significant capital expenditures, which may reduce the Company's cash position and limit its ability to pay dividends or make distributions to investors. The Company's continued investment in the production of *The German King* may be necessary to maintain and grow its audience, to remain competitive with other content producers, and to sustain the Company's long-term growth prospects.

The Company's success will depend on a variety of factors, including the acceptance and popularity of *The German King* among viewers, the effectiveness of the Company's marketing and promotional efforts, and the Company's ability to produce subsequent seasons of *The German King* in a timely manner and within budget. The production and distribution of *The German King* may be subject to various risks, including unforeseen delays, cost overruns, and the availability of distribution channels.

As a result, there can be no assurance that the Company will be able to achieve profitability or generate positive cash flow from its operations. Additionally, there is no guarantee that the Company will pay any dividends or make distributions to its investors in the future. Investors should carefully consider these risks before making an investment in the Company.

## THE OFFERING

9. What is the purpose of this offering?

   The purpose of this offering is to raise funds to produce Season 1 of the Series, which we intend will include 6 episodes. It is estimated that if we raise the minimum offering amount, we hope to hire a few Key Heads of Departments for the Series. If we raise the maximum offering amount, we hope to develop, produce, and finalize approximately 6 episodes (the entirety of Season 1) as well as bonus content (short videos) for the Series.

10. How does the issuer intend to use the proceeds of this offering?

| **Use of Funds:** | **If Target Offering Amount Sold:** | **If Maximum Offering Amount Sold:** |
|---|---|---|
| Portal Intermediary Fees | $15,000 | $300,000 |
| Administrative, Accounting, Legal and Back Office | $55,000 | $90,000 |
| Advertising/Marketing | $199,850 | $600,000 |

| | | |
|---|---|---|
| Contingency | $150 | $110,000 |
| Above the Line (Producers, Director, Cast, Travel & Living Expenses) | $90,000 | $1,200,000 |
| Below the Line (Production Staff, Extras & Standins, Set Design/Dec, Property, Wardrobe, Makeup & Hair, Special Effects, Camera, Production Sound, Transportation, Locations, Travel & Living Expenses, etc.) | $20,000 | $2,512,000 |
| Post-Production (Visual Effects, Editorial, Post Sound, Music, Deliverables, etc.)<br>Publicity<br>Union Bond - Finance Fees<br>Completion Bond | $0<br><br>*Post to be funding through Reg D, in-kind investment, or a combination of both. | $0<br><br>*Post to be funding through Reg D, in-kind investment, or a combination of both. |
| Totals | $380,000 | $4,800,000 |

The majority of the proceeds with be used for the production of Season 1 of *The German King.* Assuming the Company is able to raise an aggregate of $6.7 million between this Offering, additional CF offerings, and a Reg D Offering, the Company expects to use the proceeds as follows:

At $1,500,000 raised, we will be able to fund episode 1;
At $2,000,000 raised, we will be able to fund episode 2;
At $3,000,000 raised, we will be able to fund episode 3;
At $4,000,000 raised, we will be able to fund episodes 4 & 5;
At $5,000,000 raised, we will be able to fund episode 6.
Filming for the first season will be complete at 6 (six) episodes.

**The above figures represent only estimated costs. This expected use of proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to**

**use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

    **Yes, please see the exhibits to the Form C.**

    (b) How will the issuer complete the transaction and deliver securities to the investors?

**If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. The Non-Voting CF Preferred Units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account, but the official record will be tracked and kept on a spreadsheet by the issuer or in the future by a transfer agent.**

12. How can an investor cancel an investment commitment?

    **NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

    **The intermediary will notify investors when the target offering amount has been met.**

    **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

    **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

    **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.**

    You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

13. Describe the terms of the securities being offered:

**The securities being sold are Series CF Preferred Shares of TGK Entertainment, Inc. and carry with it a preferred distribution of 120%.**

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: **Pursuant to the Articles of Incorporation, the investors holding Non-Voting CF Preferred Stock shares have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company.**

16. How may the terms of the securities being offered be modified?

**The Common Stock shareholders and Directors have been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Common Stock shareholders Directors.**

### Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

**Description of Issuer's Securities**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| **Class of Security** | **Securities (or Amount) Authorized** | **Securities (or Amount) Outstanding** | **Voting Rights** | **Other Rights** |
|---|---|---|---|---|
| Common Stock | 10,000,000 | 5,000,000 | Yes | No material other rights |
| Series Seed Preferred Stock | 2,500,000 | 0 | Yes | 120% liquidation and dividend preference over Common Stock |
| Non-Voting CF Preferred Stock | 2,500,000 | 0 | No | 120% liquidation and dividend preference over Common Stock |

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities could be diluted by future offerings. The holders of Non-Voting CF Preferred Shares do not have voting rights.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? x☐Yes ☐ No. **See Articles of Incorporation.**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

**Because the investors in this Offering do not control the day-to-day operations of the Company, the principal shareholders and Directors of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.**

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Preferred Units being offered in this Offering were determined, at least in part, based upon the industry standard of investors getting 50% of the company and in anticipation of how much capital from equity sales would be needed to fund the Company until it is self sufficient.

In the future, after production, there are several ways in which we may value the company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.
*Book Value* – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.
*Earnings Approach* – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

**As a minority interest holder of non-voting interest, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. As an investor in the Non-Voting CF Preferred Stock, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold minority, non-voting interests.**

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;
  If additional issuances are made, the investors in this Offering may become diluted.
- Issuer repurchases of securities;
  The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.
- A sale of the issuer or of assets of the issuer; or
  Because holders of Non-Voting CF Preferred Shares do not have the right to vote, the Common Shareholders may vote to sell without the investor's approval.
- Transactions with related parties?
  As an investor in the Non-Voting CF Preferred Shares, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

24. Describe the material terms of any indebtedness of the issuer:

| Creditor | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Angel Studios, Inc. | $4,000 | 12% | 2/17/2024 | Allowed to borrow up to $1,000,000 |
| Harmon Brothers, LLC | $199,850 | N/A | Total due upon collection of first CF funds raised and actually received. | |

25. What other exempt offerings has the issuer conducted within the past three years?
    None.

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.

X Yes.If yes, for each such transaction, disclose the following:
In the event that the project is fully funded and the anticipated budget is met, the following individuals may receive producer salaries in the proposed amounts:
Adetokumboh M'Cormack: $70,000
Chris Freeman: $70,000

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**The Company has no real operating history. Up to this point, we have received no investment funds. We currently have an aggregate loan balance of $203,850, which may be repaid from the proceeds of this offering, along with outstanding payables to third party service providers incurred in the ordinary course of effecting the initial production and offering.**

Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

## FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

ii. constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

**120 days after the end of each fiscal year covered by the report.**

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.